SECURITIES, AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
ALPHARMA INC.
(Name of Subject Company)
ALPHARMA INC.
(Names of Person Filing Statement)
Class A Common Stock, Par Value $0.20 Per Share
(Title of Class of Securities)
020813101
(CUSIP Number of Class of Securities)

Dean J. Mitchell
President and Chief Executive Officer
Alpharma Inc.
440 Route 22 East, Bridgewater, NJ 08807
(908) 566-3800
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)
Copies To:
William R. Dougherty, Esq.
Mario A. Ponce, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017-3026
(212) 455-2000
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Exhibit Index
EX-99.1: PRESS RELEASE

Exhibit Index

Exhibit	Description

99.1	Press Release of Alpharma Inc., dated September 11, 2008.
IMPORTANT NOTICE
The tender offer proposed by King Pharmaceuticals, Inc. to which the press release filed herewith relates has not commenced. If and when commenced, Alpharma Inc. will file with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9. Alpharma shareholders are advised to read Alpharma’s Solicitation/Recommendation Statement on Schedule 14D-9 if and when it becomes available because it will contain important information. Shareholders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9 (if and when it becomes available), as well as any other documents filed by Alpharma in connection with the tender offer by King Pharmaceuticals, if and when it is commenced, free of charge at the SEC’s website at www.sec.gov, or from Alpharma at www.alpharma.com.